Teva and Active Biotech Announce CONCERTO trial of Laquinimod in RRMS
Did Not Meet Primary Endpoint

Jerusalem & Lund Sweden, May 5, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) today announced results from the CONCERTO trial in patients with relapsing-remitting multiple sclerosis (RRMS). The primary endpoint in CONCERTO — the evaluation of laquinimod (0.6 mg/daily capsules) versus placebo to evaluate the time to Confirmed Disability Progression (CDP) after at least 3 months – was not met. (Hazard Ratio of 0.937, p = 0.7057).

Other data details announced by the Company show that on the secondary endpoint which measured change in brain volume— an indicator of disability progression over time— compared to baseline was positive (40% improvement over placebo at month 15, p < 0.0001). Other encouraging results were seen on the secondary endpoint of time to first relapse (risk reduced by 28%; p = 0.0001) and the exploratory endpoint of annualized relapse rate (risk reduced by 25%; p=0.0001). As with the primary endpoint, secondary endpoints measuring time to CDP at 6 and 9 months did not reach significance. On the exploratory endpoint of reduction of the number of gadolinium-enhancing T1 lesions at month 15, laquinimod demonstrated a 30% reduction (p=0.004).

“We have learned a great deal from the CONCERTO trial and we will continue our analysis of the data,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “Although we are disappointed by not meeting the primary endpoint, we did see positive results on a number of secondary and exploratory endpoints which fuels our belief in the potential of laquinimod as a possible treatment for neurodegenerative diseases. While we have no current plans to further pursue laquinimod in RRMS, we are continuing to study it in two other trials.”

The clinical safety profile of laquinimod 0.6 mg daily, which had been previously studied with over 12,000 patient-years of exposure, was confirmed in CONCERTO. Adverse events reported in 5% or more of CONCERTO patients taking 0.6 mg daily of laquinimod were headache (17%), nasopharyngitis (9%), back pain (7%), and arthralgia (5%).

Teva continues to evaluate the potential of laquinimod in primary progressive MS (PPMS) and Huntington disease (HD) with two other clinical trials unaffected by the results of the CONCERTO trial. Complete data from the CONCERTO trial will be published in a scientific journal and presented at a future medical meeting.

About CONCERTO:
CONCERTO is a multinational, multicenter, randomized, double-blind, parallel-group, placebo-controlled study followed by an active treatment period, to evaluate the efficacy, safety and tolerability of two oral doses of laquinimod (0.6 mg/day or 1.2 mg/day) in subjects with RRMS. The higher-dose (1.2 mg) arm of the trial was discontinued in January 2016. In addition to the primary outcome measure of time to CDP after at least 3 months as measured by change in EDSS, CONCERTO examined the impact of laquinimod (0.6 mg) on the secondary endpoints of change in brain volume from baseline to month 15, time to first confirmed relapse and CDP measured by EDSS after at least 6 and 9 months—all secondary endpoints as compared to placebo.

About Laquinimod
Laquinimod is a once-daily oral, investigational, selective aryl hydrocarbon receptor (AhR) activator targeting neurodegeneration and inflammation with a novel mechanism of action being developed for the treatment of relapsing -remitting MS (RRMS), primary-progressive MS (PPMS) and Huntington disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

About Active Biotech
Active Biotech AB (publ) (NASDAQ Stockholm: ACTI) is a biotechnology company with focus on neurodegenerative/inflammatory diseases and cancer. Laquinimod, an orally administered small molecule with unique immunomodulatory properties, is in pivotal Phase 3 development for the treatment of relapsing remitting multiple sclerosis. Also, laquinimod is in Phase 2 development for the treatment of primary progressive multiple sclerosis and Huntington’s disease. Furthermore, commercial activities are conducted for the tasquinimod, paquinimod and SILC projects. Please visit www.activebiotech.com for more information.

This information is information that Active Biotech AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 8 pm CET on May 5, 2017.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Laquinimod, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in product research and development, including uncertainty of clinical success;

the uncertainty of obtaining regulatory approval and commercial success of a new product;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline, including Laquinimod; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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